Filed Pursuant to Rule 433 Registration Nos. 333-267774 and 333-267774-01

***PRICING DETAILS*** $1.5bln Fifth Third Auto Trust 2023-1 (FITAT 2023-1)

Joint Bookrunners : J.P. Morgan (struc), Citi, RBC, Wells Fargo

Co-Manager : Fifth Third Securities

TOTAL OFFERED

CL	AMT($MM)	AMT($MM)	WAL	MDY/S&P	P.WIN	E.FNL	L.FNL	BENCH	SPREAD	YLD%	CPN%	$PX
A-1	276.000	262.200	0.23	P-1/A-1+	1-6	02/24	08/24	I-Curve	+19	5.618	5.618	100.00000
A-2-A	393.480	373.800	1.03	Aaa/AAA	6-20	04/25	11/26	I-Curve	+53	5.873	5.80	99.99783
A-2-B*	226.320	215.000	1.03	Aaa/AAA	6-20	04/25	11/26	SOFR30A	+53			100.00000
A-3	580.200	551.190	2.43	Aaa/AAA	20-41	01/27	08/28	I-Curve	+78	5.597	5.53	99.99380
A-4	102.960	97.810	3.47	Aaa/AAA	41-42	02/27	02/31	I-Curve	+100	5.584	5.52	99.99981

*	Class A-2-B benchmark is SOFR 30A

Expected Settle : 08/23/23	Registration : SEC Registered

First Pay Date : 09/15/23	ERISA Eligible : Yes

Expected Ratings : Moody’s, S&P	Px Speed : 1.30% ABS to 10% Clean-Up Call

Ticker : FITAT 2023-1	Min Denoms : $1k x $1k

Bill & Deliver : J.P. Morgan

Expected Pricing : PRICED	Available Information:

CUSIPs : A-1 31680EAA9	* Prelim Prospectus : Attached

A-2-A 31680EAB7	* Ratings FWP : Attached

A-2-B 31680EAC5	* DealRoadshow.com : FITAT20231

A-3 31680EAD3	* IntexNet/CDI : Separate Message

A-4 31680EAE1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.